SEC RULE 12g3-2(b) EXEMPTION NO. 82-2950



ALTAI RESOURCES INC.

2550 Victoria Park Avenue, Suite 738, Toronto, Ontario, Canada, M2J 5A9 • Telephone: (416) 383-1328
Fax: (416) 383-1686 • E-mail: info@altairesources.com • Internet: http://www.altairesources.com

May 31, 2010

By Courier

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549, U.S.A.
Attn: Office of International Corporate Finance

Dear Sirs:

RE: Altai Resources Inc. - CUSIP No. 02136K 10 8

In compliance with the applicable securities legislation, we confirm herewith that we have mailed on May 31, 2010 to our Shareholders on record (record date: May 17, 2010) the following material (enclosed) for our Annual General Meeting of Shareholders to be held on June 21, 2010 and we are filing with you the same material:-

1) Notice of Annual General Meeting of Shareholders / Management Information Circular / Summary of Audited Consolidated Financial Statements for the year ended December 31, 2009 / Management's Discussion and Analysis (Form 51-102F1) for the year ended December 31, 2009 / Financial Statements Request – 2010;

2) Proxy Form; and

3) Proxy Return Envelope.




10016250

Yours truly,
ALTAI RESOURCES INC.

Maria Au
Secretary-Treasurer

Encl.

Number of copies enclosed: 1

ATAGM003.USC. 10531

ALTAI RESOURCES INC.

2550 Victoria Park Avenue, Suite 738, Toronto, Ontario, Canada M2J 5A9 Tel: (416) 383-1328
Fax: (416) 383-1686 Email: info@altairesources.com Website: http://www.altairesources.com

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

The annual general meeting of shareholders of **ALTAI RESOURCES INC.** (the "Corporation") will be held on Monday, June 21, 2010 at President's Room, Albany Club, 91 King Street East, Toronto, Ontario, Canada at the hour of 4:30 o'clock in the afternoon (Toronto time), for the following purposes:

1. To receive the audited consolidated financial statements and the report of the auditors for the financial year ended December 31, 2009;
2. To elect directors;
3. To approve change of auditors for the year ended December 31, 2009 and to authorize the directors to fix the remuneration of the successor auditors;
4. To appoint auditors for the year ending December 31, 2010 and to authorize the directors to fix the remuneration of the auditors;
5. To consider such other matters as may properly come before the meeting or any adjournments thereof.

The management information circular and the form of proxy accompany this notice.

BY ORDER OF THE BOARD OF DIRECTORS



Maria Au
Secretary-Treasurer

May 21, 2010

NOTES:
1. Your vote is important regardless of the number of Altai Resources Inc. common shares you own. Shareholders who are unable to be present personally at the meeting are requested to sign and return, in the envelope provided for that purpose, the accompanying form of proxy for use at the meeting. The proxy must be received at the Corporation's office not less than one business day preceding the day of the meeting or any adjournments thereof at which such proxy is to be used.
2. Only shareholders of record at the close of business on the record date, May 17, 2010, will be entitled to vote at the meeting except to the extent that a person has transferred any common shares after that date and the transferee of such shares establishes proper ownership and demands not later than ten days before the meeting that his name be included in the list of shareholders in which case the transferee is entitled to vote his shares at the meeting.

ALTAI RESOURCES INC.

2550 Victoria Park Avenue, Suite 738, Toronto, Ontario, Canada M2J 5A9 Tel: (416) 383-1328
Fax: (416) 383-1686 Email: info@altairesources.com Website: http://www.altairesources.com

MANAGEMENT INFORMATION CIRCULAR

Unless otherwise noted herein, all information set forth in this Management Information Circular is as at April 30, 2010.

MANAGEMENT SOLICITATION

This Information Circular accompanies the Notice of Annual General Meeting of the Shareholders of **ALTAI RESOURCES INC.** (the "Corporation") to be held on Monday, the 21st day of June, 2010, at President's Room, Albany Club, 91 King Street East, Toronto, Ontario, Canada at the hour of 4:30 o'clock in the afternoon (Toronto time), and is furnished in connection with the SOLICITATION BY THE MANAGEMENT OF THE CORPORATION of proxies for use at the meeting. The solicitation will be primarily by mail but proxies may also be solicited by employees or representatives of the Corporation by advertisement, by telephone, by telecopier or other telecommunications, including electronic display such as the Internet. The cost of such solicitation will be borne by the Corporation.

A PROXY IN THE FORM ENCLOSED WITH THE NOTICE OF MEETING CONFERS DISCRETIONARY AUTHORITY WITH RESPECT TO AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING.

The completed proxy must be deposited at the registered office of the Corporation not less than one business day preceding the day of the meeting or any adjournments thereof at which such proxy is to be used.

The common shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the shareholders, and if a shareholder specifies a choice with respect of any matter to be acted upon the common shares shall be voted accordingly.

APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy are directors or representatives of the Corporation. A shareholder has the right to appoint a person (who need not be a shareholder) to attend, act and vote for him and on his behalf at the meeting or any adjournments thereof, other than the persons designated in the enclosed form of proxy, by striking out the printed names and filling in the name of such person in the blank space provided in the

form of proxy, or by completing another proper form of proxy. Such shareholder should notify the nominee of the appointment, obtain his consent to act as proxy and should provide instructions on how the shareholder's common shares are to be voted. In any case, an instrument of proxy should be dated and executed by the shareholder or an attorney authorized in writing, with proof of such authorization attached where an attorney has executed the instrument of proxy.

REVOCATION OF PROXIES

Proxies given by shareholders for use at the meeting may be revoked at any time prior to their use. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited at the registered office of the Corporation at any time up to and including the last business day preceding the day of the meeting, or any adjournments thereof, at which the proxy is to be used, or with the chairman of such meeting, or any adjournments thereof, and upon any such deposit the proxy is revoked.

EXERCISE OF DISCRETION BY PROXIES

All common shares represented by properly executed proxies received by the Corporation in a timely manner will be voted or withheld from voting at the meeting in accordance with the instructions of the shareholders appointing them. If a choice is specified in respect of any matter to be acted upon, the common shares will be voted accordingly.

On any ballot that may be called for, the shares represented by proxies in favour of management will be voted or withheld from voting in each case in accordance with the specifications made by the shareholders in the manner referred to above.

IN RESPECT OF PROXIES IN WHICH THE SHAREHOLDERS HAVE NOT SPECIFIED THAT THE PROXY NOMINEES ARE REQUIRED TO VOTE FOR OR WITHHOLD FROM VOTING IN RESPECT OF A MATTER IDENTIFIED IN THE FORM OF PROXY, THE SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED IN FAVOUR OF EACH SUCH MATTER.

The form of proxy forwarded to shareholders with the notice of meeting confers discretionary authority upon the proxy nominees with respect to amendments or variations of matters identified in the notice of meeting or other matters which may properly come before the meeting.

VOTING SHARES

The authorized capital of the Corporation consists of an unlimited number of common shares, of which as at April 30, 2010, there were 49,513,552 common shares of the Corporation issued and outstanding.

Shareholders registered on the books of the Corporation at the close of business on the record date, May 17, 2010, are entitled to vote at the meeting, except to the extent that a shareholder transfers any of his shares after such record date, and the transferee (upon producing properly endorsed certificates evidencing ownership of such shares, or otherwise establishing that he owns such shares) demands, not later than ten days prior to the date of the meeting, that his name be included in the list of shareholders, then the transferee shall be entitled to vote his shares at the meeting.

NON-REGISTERED SHAREHOLDERS

Only registered shareholders or the persons they appoint as their proxies are permitted to vote at the meeting. However, in many cases, shares beneficially owned by a person (a "Non-Registered Holder") are registered either: (i) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the common shares, such as securities dealers or brokers, banks, trust companies, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or (ii) in the name of a clearing agency of which the Intermediary is a participant. In accordance with the requirement of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation will have distributed copies of the Notice of Meeting, this Circular and the proxy form (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders, and often use a service company for this purpose. Non-Registered Holders will either:

(a) typically, be provided with a computerized form (often called a "voting instruction form") which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow; or

(b) less commonly, be given a proxy form which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the proxy form and submit it to the registered office of the Corporation.

In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the common shares which they beneficially own.

Should a Non-Registered Holder who receives a voting instruction form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should print his own name, or that of such other person, on the voting instruction form and return it to the Intermediary or its service company. Should a Non-Registered Holder who receives a proxy form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons set out in the proxy form and insert the name of the Non-Registered Holder or such other person in the blank space provided and submit it to the registered office of the Corporation at the address set out above.

In all cases, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when, where and by what means the voting instruction form or proxy form must be delivered.

A Non-Registered Holder may revoke voting instructions which have been given to an Intermediary at any time by written notice to the Intermediary.

PRINCIPAL HOLDERS THEREOF

To the best knowledge of the directors and officers of the Corporation, the following party beneficially owned, directly or indirectly, or exercising control or direction, of more than 10% of the issued and outstanding common shares of the Corporation as at April 30, 2010:

Name	No. of common shares of the Corporation	Percentage of the issued and outstanding shares of the Corporation as at April 30, 2010
Niyazi Kacira, President and CEO of Altai Resources Inc.	5,288,902	10.69%

ELECTION OF DIRECTORS

All the directors are elected annually. The Articles of the Corporation provide that the number of directors of the Corporation shall consist of a minimum of three and a maximum of eleven directors.

Unless the shareholder directs that his shares be otherwise voted or withheld from voting in connection with the election of directors, the persons named in the enclosed form of proxy intend to vote for the election of the five nominees whose names are set forth below.

Management does not contemplate that any of the nominees will be unable to serve as a director; should that occur for any reason prior to the meeting, the persons named in the proxy will vote for another nominee in their discretion. Each director elected will hold office until the next Annual Meeting or until his office is earlier vacated in accordance with the By-Laws of the Corporation.

The following table states the names of all the persons proposed to be nominated for election as directors, their province of residence, all other positions and offices with the Corporation now held by them, their principal occupations and employment, the date upon which each became a director of the Corporation and the approximate number of shares of the Corporation beneficially owned, directly or indirectly or controlled by each of them as of April 30, 2010.

Name, Municipality and Province of Residence and Position	Principal Occupation or Employment	Director Since	Altai Shares
NIYAZI KACIRA, Ph.D., P.Eng., MBA, FGAC * Toronto, Ontario – President & CEO, and Director	President & CEO of Altai Resources Inc.	2/05/1987	5,288,902
K. SETHU RAMAN, Ph.D. * Toronto, Ontario – Director	Independent mining consultant to corporations and hedge funds; Director of Lake Shore Gold Corp., Moneta Porcupine Mines Inc. and Nico Mining Limited.	9/04/2001	412,000(1)
REJEAN PAUL, P.Eng., Geoph. * Montreal, Quebec – Director	Owner and President of Geophysics GPR International Inc.("GPR"), Montreal, Quebec (2)	6/18/2004	2,230,324(3)
DIDIER POMERLEAU, MBA, M.Ed., LLM, Ph.D.* Toronto, Ontario – Director	Executive Director, Strategic Planning, Faculty of Liberal Arts & Professional Studies, York University	6/24/2008	–
MARC-ANDRE LAVOIE, M.Sc (Econ.), M. Phil. Montreal, Quebec	Financial consultant, Independent company director. Former President of Gastem Inc.	–	–

* MEMBER OF THE AUDIT COMMITTEE

(1) K. Sethu Raman's shareholding of 412,000 Altai shares represents approximately 0.84% of the issued and outstanding Altai shares of 49,513,552 as at April 30, 2010.

(2) GPR has been, from time to time, a technical service contractor to the Corporation in its Sorel-Trois Rivieres natural gas property.

(3) Rejean Paul's total holding of 2,230,324 common shares (including Gestion Rejean Paul Inc. holding of 1,223,840 Altai shares) of Altai Resources Inc. represents 4.51% of the issued and outstanding shares of the Corporation as at April 30, 2010.

The information concerning the principal occupation/employment and the number of Altai shares owned as at April 30, 2010, has been furnished by the respective nominees who are all Canadian citizens.

Of the above five nominees, three are currently outside (non-management) directors of the Corporation and one is a new nominee. Each of the persons named in the above table, except for Mr. Marc-Andre Lavoie, was elected a director of the Corporation by vote of shareholders at the annual general meeting held on June 22, 2009.

To the best knowledge of the Corporation, no proposed director:

1. is, as at the date hereof, or has been, within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company that,

(a) while that person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation (collectively, an "**Order**"), for a period of more than 30 consecutive days; or

(b) was subject to an Order that was issued, after the director or executive officer ceased to be a director, chief executive officer or chief financial officer, in the company being the subject of such Order, that resulted from an event that occurred while that person was acting as director, chief executive officer or chief financial officer of that company;

2. has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

3. is, as at the date hereof, or has been within 10 years before the date hereof, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

4. has been subject to:

(a) any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

CORPORATE GOVERNANCE PRACTICES

National Policy 58-201 has set out a series of guidelines for effective corporate governance (the "Guidelines"). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. National Instrument 58-101 ("NI 58-101") requires the disclosure by each listed corporation of its approach to corporate governance with reference to the Guidelines as it is recognized that the unique characteristics of individual corporations will result in varying degrees of compliance.

General

The responsibility to oversee the conduct of the business and to guide management of the Corporation resides with the board of directors of the Corporation (the "Board"). As prescribed by the *Business Corporations Act* (Ontario), the mandate, duties and objectives of the Board are to manage or supervise the management of the business and affairs of the Corporation. In practice, Board approval is sought in respect to material decisions involving the business and affairs of the Corporation which are not routine and therefore not dealt with by management of the Corporation.

The Directors

The proposed board of directors consists of five directors, including one officer of the Corporation, and four outside (non-management) directors. All outside directors can be considered "unrelated directors", which are generally defined as directors who are independent of management of the Corporation.

The information set forth below reflects the attendance of each current director of the Corporation at the meetings of the Board and the audit committee thereof during the fiscal year ended December 31, 2009.

Name	Board of Directors Meetings (10 in total)	Audit Committee Meetings (6 in total)
Niyazi Kacira	10	6
K. Sethu Raman	6	4
Rejean Paul	10	6
Didier Pomerleau	9	6
Maria Au	10	– (1)

(1) Not an Audit Committee Member

Orientation and Continuing Education

While the Corporation does not have formal orientation and training programs, new Board members are provided with:

1. information respecting the functioning of the Board and committees;
2. publicly filed documents of the Corporation; and
3. access to management.

Board members are encouraged to communicate with management to keep themselves current with industry trends and development and changes in legislation with management's assistance.

Ethical Business Conduct

Given the relatively small size of the Corporation, the Board believes that through the fiduciary duties placed on individual directors by the Corporation's corporate governance practice and the common law and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which a director has an interest have been sufficient to ensure that the Board operates independently of management, in the best interest of the Corporation and reflects a culture of integrity and ethical business conduct. The Corporation has not adopted a Code of Ethics.

Compensation

The Board does not have a compensation committee for directors and officers. These functions are currently performed by the Board as a whole.

Audit Committee

NI 52-110 relating to the composition and function of audit committees requires all affected issuers, including the Corporation, to have a written audit committee charter (the "Charter") which must be disclosed in the management information circular of the Corporation wherein management solicits proxies from the shareholders of the Corporation for the purpose of electing directors to the Board of the Corporation.

The Audit Committee Charter

The Charter has been adopted by the Board in order to comply with the Instrument and to more properly define the role of the audit committee (the "Committee") in the oversight of the financial reporting process of the Corporation. Nothing in the Charter is intended to restrict the ability of the Board or the Committee to alter or vary procedures in order to comply more fully with the Instrument, as amended from time to time. The full text of the Charter is found at Schedule "A".

Composition of the Audit Committee

The current members of the Committee are Niyazi Kacira, K. Sethu Raman, Rejean Paul and Didier Pomerleau. Except Niyazi Kacira, all other members are considered independent. All are financially literate. "Independent" and "financially literate" have the meaning used in the Instrument.

Relevant Education and Experience

Niyazi Kacira: Dr. Kacira. Ph.D. (Econ. Geol.), P.Eng, MBA, has 40 years experience in mineral and oil and gas exploration, half of which time was with multinational mining companies.

K. Sethu Raman: Dr. Raman, an independent mining consultant to corporations and hedge funds, is a director of several gold and resource companies.

Rejean Paul: Mr. Rejean Paul is an engineer geophysicist. He has over 35 years of experience in civil engineering, mining and petroleum applied geophysics.

Didier Pomerleau: Dr. Pomerleau has over 15 years experience as an educator, educational administrator, and civil servant. His core expertise is in strategic planning, financial management and stakeholder relations.

Audit Committee Oversight

At no time during the most recently completed fiscal year was a recommendation of the Committee to nominate or compensate the external auditors (Sievert & Sawrantschuk LLP, prior to December 15, 2009; Feldman & Associates, LLP, effective December 15, 2009) not adopted by the Board.

Reliance on Certain Exemptions

In the most recently completed fiscal year, the Corporation has not relied on the exemptions in sections 2.4 or 8 of the Instrument. Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditors, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditors in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of the Instrument, in whole or in part.

Pre-Approval and Procedures

Formal policies and procedures for the engagement of non-audit services have yet to be formulated and adopted. Subject to the requirements of the Instrument, the engagement of non-audit services is considered by the Board, and where applicable by the Committee, on a case by case basis.

Exemption

In respect of the most recently completed fiscal year, the Corporation is relying upon the exemption set out in section 6.1 of the Instrument with respect to compliance with the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of the Instrument.

Response to Shareholders Comments and Concerns

Management is available to shareholders to receive feedback and to respond to questions or concerns on a prompt basis. It is available for any shareholder to contact the Corporation by telephone, fax, mail or email at its head office. The Board believes that the Corporation's approach to communicating with shareholders and other interest parties is both responsive and effective.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board. The Board through the careful selection of its members and from fostering a culture of openness has established an environment where its members are given ongoing feedback on their performance.

The Board believes that it carries out governance of the Corporation's affairs effectively, and will continue to review the Corporation's governance practices and to make changes as deemed appropriate.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

The Corporation has two Named Executive Officers ("NEO"), being the President & CEO and the Secretary-Treasurer. The executive officers' compensation comprises two components: (1) the payment of an amount in cash; and (ii) the grant of option to purchase common shares of the Corporation under existing stock option plan. The cash compensation received by the Corporation's two executives is below that received by executives of other comparable Canadian companies in the same industry.

The use of stock options as a form of remuneration allows the Corporation to recognize and reward performance of its executives and directors while conserving cash.

The Corporation does not have a share-based incentive plan, or a pension plan that provides for payment or benefits to the NEOs at, following, or in connection with retirement.

Stock Option Plan

The Corporation provides long term incentive compensation to its Named Executive Officers, directors and employees through the Stock Option Plan. The Stock Option Plan is described in detail below under the heading "Securities authorized for issuance under equity compensation plans". The Board grants stock options to officers, employees and directors from time to time based on its appropriateness of doing so in light of the long term strategic objectives of the Corporation, its current stage of development, and the need to retain or attract particular key personnel.

EXECUTIVE COMPENSATION

The Corporation paid a total of $78,000 cash compensation to the two Named Executive Officers during the financial year ended December 31, 2009.

Summary Compensation Table

Name and Principal Occupation	Year	Salary ($)	Share-Based Awards ($)	Option-Based Awards ($)	Non-Equity Incentive Plan Compensation ($)		Pension Values ($)	All other Compensation ($) (2)	Total Compensation ($)
					Annual Incentive Plans	Long-Term Incentive Plans			
Niyazi Kacira	2009	–	–	–	–	–	–	39,000	39,000
President & CEO	2008	–	–	40,000	–	–	–	24,000	64,000
	2007	–	–	–	–	–	–	24,000	24,000
Maria Au	2009	–	–	17,900 (1)	–	–	–	39,000	56,900
Secretary-Treasurer	2008	–	–	–	–	–	–	24,000	24,000
	2007	–	–	–	–	–	–	21,000	21,000

(1) An option of 100,000 shares was granted. The Corporation used the Black-Scholes option pricing model with the following assumptions: Expected life of 5 years, a risk interest rate of 2.08%, a volatility of 128% and a dividend yield of 0% for determining the fair value of $0.179 per option share issued at the grant date. There is no certainty that the options will be exercised and that the fair value as shown will be received by the NEO.

(2) Both NEOs also served as Directors of the Corporation and did not receive cash compensation for their service as Directors.

Outstanding Option-Based Awards

The following table provides details of outstanding option-based awards granted to NEOs as at December 31, 2009.

Option-Based Awards					Share-Based Awards	
Name	Number of Securities Underlying Unexercised Options (#) (1)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the-Money Options ($) (2)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have not Vested ($)
Niyazi Kacira	100,000	$0.70	April 2, 2013	–	–	–
Maria Au	100,000	$0.225	March 4, 2014	6,500	–	–

(1) As at December 31, 2009, each NEO has the following outstanding vested option as a director of the Corporation:-

a) Niyazi Kacira – 100,000 shares at $0.70 exercise price and expiring April 2, 2013.

b) Maria Au – 100,000 shares at $2.42 exercise price and expiring June 23, 2013.

(2) The difference between the closing price of Altai common shares on the TSX Venture Exchange on December 31, 2009 ($0.29) and the exercise price of any in-the-money unexercised options to acquire Altai common shares

Value Vested or Earned During the Year

The following table provides information regarding value vested or earned through option-based awards by the NEOs during the financial year ended December 31, 2009.

Name	Option-Based Awards – Value Vested During the Year ($)	Share-Based Awards – Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
Maria Au	17,900	–	–

Termination and Change of Control Benefits

Niyazi Kacira has served the Corporation as President and Director for twenty-three years. In 1987, the Corporation entered into an agreement with Mr. Kacira. The Agreement provides that in the event that his service is terminated without just cause, Mr. Kacira will receive a termination cash payment equivalent in value to 2.5 percent of the Market Value of the Corporation as calculated by multiplying the number of issued and outstanding shares of the Corporation by the market price of such shares determined in the five business days prior to the date of the termination of service.

COMPENSATION OF DIRECTORS

The directors of the Corporation received no cash compensation in their capacity as directors during the financial year ended December 31, 2009.

The following table provides details with respect to compensation paid to, or earned by the Directors of the Corporation who were not NEOs during the financial year ended December 31, 2009.

Name	Fee Earned ($)	Share-Based Awards ($)	Option-Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
K. Sethu Raman	–	–	–	–	–	–	–
Rejean Paul	–	–	–	–	–	–	–
Didier Pomerleau	–	–	–	–	–	–	–

Outstanding Option-Based Awards

The following table provides details of outstanding option-based awards granted to Directors of the Corporation who were not NEOs as at December 31, 2009.

	Option-Based Awards				Share-Based Awards	
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the-Money Options ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have not Vested ($)
K. Sethu Raman	100,000	$0.70	April 2, 2013	–	–	–
Rejean Paul	100,000	$1.48	April 14, 2013	–	–	–
Didier Pomerleau	100,000	$2.42	June 23, 2013	–	–	–

INDEBTEDNESS OF DIRECTORS AND OFFICERS

As at December 31, 2009 there was no indebtedness to the Corporation by any director and officer.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out certain details as at December 31, 2009 with respect to compensation plans pursuant to which equity securities of the Corporation are authorized for issuance.

Plan Category	Number of shares to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of shares remaining available for future issuance under the Equity Compensation Plans (excluding securities reflected in column (a) (c)
Equity compensation plans previously approved by shareholders	720,000	$1.227	753,000
Equity compensation plans not previously approved by shareholders	Nil	Nil	Nil

At December 31, 2009 the Corporation had in place the 2002 Stock Option Plan which was discontinued and terminated in May 2010 and replaced by the 2010 Stock Option Plan. The outstanding 1,220,000 stock options granted under the 2002 Stock Option Plan remain in full force until they are exercised, expired or cancelled. Since May 3, 2010 the Corporation has in place the 2010 Stock Option Plan adopted for the purpose of granting incentive options to directors, officers, employees and certain service providers to the Corporation or any of its subsidiaries.

2002 Stock Option Plan

The main terms of the 2002 Stock Option Plan were as following:-

1. An aggregate of 2.293 million Altai shares which was less than 10% of the issued shares at June 2002, were reserved in the plan for option purpose.
2. The number of shares for each option, the option price, the expiration date of each option, the extent to which each option is exercisable from time to time during the term of the option and other terms and conditions for each option are determined by the Board and subject to the policies of the applicable Stock Exchange.
3. Unless specific restrictions and provisions are stipulated for the option, option may be exercised for a period of up to 5 years.
4. The option exercise price shall not be lower than the discounted market price of the shares at the grant date or the minimum exercise price per policies of applicable Stock Exchange, whichever is higher.
5. The total number of option shares for any optionee cannot exceed 5% of the aggregate number of issued and outstanding shares of the Corporation at the grant date or the maximum percentage allowed under the applicable policies of the stock exchange on which the shares may then be listed, whichever percentage is smaller, or such greater number of shares as may be determined by the Board and approved by the applicable stock exchange and any other relevant regulatory authority.
6. The option can only be exercised by the optionee and only so long as the optionee is a director, officer, employee of or on-going service provider to the Corporation or of any of its subsidiaries or within a period of 30 days after ceasing to be a director, officer and employee of or on-going service provider to the Corporation or of any of its subsidiaries.
7. In the event of death of an optionee, an outstanding option previously granted to him shall be exercisable as to all or any of the shares in respect of which such option has not previously been exercised at the date of the optionee's death by legal representatives of the optionee at any time within one year of the date of death of the optionee but in any case only to the extent that the optionee was entitled to exercise such option at the date of his death.
8. If, before the expiry of an option in accordance with the terms thereof, the Corporation shall sell or agree to sell all or substantially all the property and assets of the Corporation, such option may be exercised as to all or any of the shares in respect of which such option has not previously been

exercised by the optionee at any time up to an including the earlier of (i) the date which is 30 days following the date of completion of such sale or (ii) the date on which such option expires.

9. If, before the expiry of an option in accordance with the terms thereof, a take-over bid is made in respect to the common shares or any other voting securities of the Corporation, such option may be exercised immediately thereafter as to all or any of the shares in respect of which such option has not previously been exercised by the optionee at any time up to and including the date on which such option expires, without regard to any restrictions on time of exercise that might otherwise be imposed on such option whether pursuant of this plan, the option or otherwise.

10. Disinterested shareholder approval has to be obtained for any reduction in the exercise price of any option granted to an optionee who is an insider of the Corporation at the time of the proposed price amendment.

11. Subject to the approval of relevant regulatory authorities, the Board may amend or discontinue the plan at any time, provided, however, that no such amendment may increase the maximum number of shares that may be optioned under that plan, change the manner of determining the minimum option price or, without the consent of the optionee, alter or impair in any material respect any material term of any option previously granted to an optionee under the plan.

2010 Stock Option Plan

The main terms of the 2010 Stock Option Plan are as following:-

1. An aggregate of 4.950 million Altai shares which was less than 10% of the issued shares at May 2010, were reserved in the plan for option purpose.
2. The number of shares for each option, the option price, the expiration date of each option, the extent to which each option is exercisable from time to time during the term of the option and other terms and conditions for each option are determined by the Board and subject to the policies of the applicable Stock Exchange.
3. Unless specific restrictions and provisions are stipulated for the option, option may be exercised for a period of up to 5 years.
4. The option exercise price shall not be lower than the discounted market price of the shares at the grant date or the minimum exercise price per policies of applicable Stock Exchange, whichever is higher.
5. The total number of option shares for any optionee cannot exceed 5% of the aggregate number of issued and outstanding shares of the Corporation at the grant date or the maximum percentage allowed under the applicable policies of the stock exchange on which the shares may then be listed, whichever percentage is smaller, or such greater number of shares as may be determined by the Board and approved by the applicable stock exchange and any other relevant regulatory authority.
6. No more than 5% of the issued and outstanding shares of the Corporation may be granted to any one optionee in any 12 months period unless the Corporation has obtained disinterested Shareholder approval.
7. No more than 2% of the issued and outstanding shares of the Corporation may be granted to any one consultant in any 12 month period.
8. No more than an aggregate of 2% of the issued and outstanding shares of the Corporation may be granted to an employee conducting investor relations activities, in any 12 month period.
9. The option can only be exercised by the optionee and only so long as the optionee is a director, officer, employee of or on-going service provider to the Corporation or of any of its subsidiaries or within a period of 30 days after ceasing to be a director, officer and employee of or on-going service provider to the Corporation or of any of its subsidiaries.
10. In the event of death of an optionee, an outstanding option previously granted to him shall be exercisable as to all or any of the shares in respect of which such option has not previously been exercised at the date of the optionee's death by legal representatives of the optionee at any time within either one year of the date of death of the optionee or the remaining term of the option, whichever time period is shorter, but in any case only to the extent that the optionee was entitled to exercise such option at the date of his death.
11. If, before the expiry of an option in accordance with the terms thereof, the Corporation shall sell or agree to sell all or substantially all the property and assets of the Corporation, such option may be exercised as to all or any of the shares in respect of which such option has not previously been exercised by the optionee at any time up to an including the earlier of (i) the date which is 30 days following the date of completion of such sale or (ii) the date on which such option expires.
12. If, before the expiry of an option in accordance with the terms thereof, a take-over bid is made in respect to the common shares or any other voting securities of the Corporation, such option may be exercised immediately thereafter as to all or any of the shares in respect of which such option has not previously been exercised by the optionee at any time up to and including the date on which such option expires, without regard to any restrictions on time of exercise that might otherwise be imposed on such option whether pursuant of this plan, the option or otherwise.
13. Disinterested shareholder approval has to be obtained for any reduction in the exercise price of any option granted to an optionee who is an insider of the Corporation at the time of the proposed price amendment.
14. Subject to the approval of relevant regulatory authorities, the Board may amend or discontinue the plan at any time, provided, however, that no such amendment may increase the maximum number of shares that may be optioned under that plan, change the manner of determining the minimum option price or, without the consent of the optionee, alter or impair in any material respect any material term of any option previously granted to an optionee under the plan.

INTEREST OF INFOMRED PERSONS IN MATERIAL TRANSACTION

For the purposes of this Circular, "informed person" means: (a) a director or executive office of the Corporation; (b) a director or executive office of a person or company that is itself an informed person or subsidiary of the Corporation; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercises control or direction over voting securities of the Corporation or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Corporation, other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Corporation if it has purchased, redeemed or otherwise acquired any of its

own securities, for so long as it holds any of its securities.

Other than as set out below, to the best of the Corporation's knowledge, no informed person of the Corporation, and no associate or affiliate of the foregoing persons, at any time since the beginning of its most recently completed financial year, has or had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the beginning of its most recently completed financial year that has materially affected the Corporation, or in any proposed transaction that could materially affect the Corporation, or in any matter to be acted upon at this Meeting.

Rejean Paul, a director of the Corporation since 2004, is the owner and president of Geophysics GPR International Inc. ("GPR"), Montreal, Quebec which has been from time to time a technical service contractor to the Sorel-Trois Rivieres gas property of the Corporation.

RATICIFICATION OF CHANGE OF AUDITORS

At the annual general meeting held on June 22, 2009, Sievert & Sawrantschuk LLP ("Sievert"), Chartered Accountants, were not reappointed as auditors of the Corporation. The directors of the Corporation accepted the notice given by Sievert and approved Feldman & Associates, LLP ("Feldman"), Chartered Accountants, as successor auditors of the Corporation for the financial year ended December 31, 2009. The Notice of Change of Auditors dated December 17, 2009, and the responses of Sievert dated December 17, 2009 and Feldman dated December 18, 2009, all pursuant to NI51-102 and filed with SEDAR on December 18, 2009, are appended hereto as Schedule "B".

Unless such authority is withheld the persons named in the enclosed form of proxy intend to vote for the change of auditors of the Corporation from Sievert & Sawrantschuk LLP to Feldman & Associates, LLP for the financial year ended December 31, 2009 and the authorization of the directors to fix the remuneration of the successor auditors.

APPOINTMENT OF AUDITORS

Unless such authority is withheld the persons named in the enclosed form of proxy intend to vote for the appointment of Feldman & Associates, LLP ("Feldman"), Chartered Accountants, 1131A Leslie Street, Suite 201, Toronto, Ontario, M3C 3L8, as auditors of the Corporation for the year ending December 31, 2010 and for the authorization of the directors to fix the remuneration of the auditors. Feldman was first appointed auditors of the Corporation in December 2009.

RECEIPT OF 2009 AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The Corporation's audited consolidated financial statements for the financial year ended December 31, 2009 and the related Management's Discussion and Analysis (MD&A) have been forwarded to those shareholders who have requested them through the "Financial Statements Request – 2009" which was sent to shareholders with the meeting materials for the Corporation's annual general meeting held in 2009. Summary of such financial statements and the full MD&A are enclosed with these Meeting Materials for your information. If any shareholder has questions respecting such financial statements, the questions may be brought forward at the meeting.

If you are interested in the full text of the 2009 financial statements, it is available on our website at www.altairesources.com or at www.sedar.com, or you can write to the Corporation at its office address to request a copy.

OTHER BUSINESS

The Management of the Corporation knows of no matters to come before the meeting other than the matters referred to in the Notice of Meeting.

APPROVAL OF THE BOARD OF DIRECTORS

The contents and sending of this Management Information Circular and the Form of Proxy have been approved by the Board of Directors of the Corporation.



Maria Au
Secretary-Treasurer

May 21, 2010

SCHEDULE "A"
AUDIT COMMITTEE CHARTER

A. *NAME*

There shall be a committee of the board of directors (the "Board") of Altai Resources Inc. (the "Corporation") known as the Audit Committee (the "Committee").

B. *PURPOSE OF AUDIT COMMITTEE*

The Committee has been established to assist the Board in fulfilling its oversight responsibilities with respect to the following principal areas:

1. the Corporation's external audit function; including the qualifications, independence, appointment and oversight of the work of the external auditors;
2. the Corporation's accounting and financial reporting requirements;
3. the Corporation's reporting of financial information to the public;
4. the Corporation's compliance with law and regulatory requirements;
5. the Corporation's risks and risk management policies;
6. the Corporation's system of internal controls and management information systems; and
7. such other functions as are delegated to it by the Board.

Specifically, with respect to the Corporation's external audit function, the Committee assists the Board in fulfilling its oversight responsibilities relating to: the quality and integrity of the Corporation's financial statements; the independent auditors' qualifications; and the performance of the Corporation's independent auditors.

C. *MEMBERSHIP*

The Committee shall consist of as many members as the Board shall determine but, in any event not fewer than three directors appointed by the Board. Each member of the Committee shall continue to be a member until a successor is appointed, unless the member resigns, is removed or ceases to be a director of the Corporation. The Board may fill a vacancy which occurs in the Committee at any time. Members of the Committee shall be selected based upon the following and in accordance with applicable laws, rules and regulations:

Financially Literate: Each member shall be financially literate or must become financially literate within a reasonable period of time after his appointment to the Committee. For these purposes, an individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

D. *CHAIR AND SECRETARY*

The Chair of the Committee shall be designated by the Board. If the Chair is not present at a meeting of the Committee, the members of the Committee may designate an interim Chair for the meeting by majority vote of the members present. The Secretary of the Corporation shall be the Secretary of the Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Committee members who are present. A member of the Committee may be designated as the liaison member to report on the deliberations of the Audit Committees of affiliated companies (if applicable).

E. *MEETINGS*

The Chair of the Committee, in consultation with the Committee members, shall determine the schedule and frequency of the Committee meetings as circumstances require provided that the Committee will meet at least once in every fiscal quarter.

F. *AUTHORITY*

The Committee shall have the authority to:

1. engage independent counsel and other advisors as it determines necessary to carry out its duties,
2. set and pay the compensation for any advisors employed by the Committee,
3. communicate directly with the internal and external auditors; and
4. recommend the amendment or approval of audited and interim financial statements to the Board.

G. *RESPONSIBILITIES*

1. The Committee shall be responsible for making the following recommendations to the Board:

a) the external auditors to be nominated for the purpose of preparing or issuing auditors' report or performing other audit, review or attest services for the Corporation; and

b) the compensation of the external auditors.

2. The Committee shall be directly responsible for overseeing the work of the external auditors engaged for the purpose of preparing or issuing auditors' report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditors regarding financial reporting. This responsibility shall include:

a) reviewing the audit plan with management and the external auditors;

b) reviewing with management and the external auditors any proposed changes in major accounting policies, the presentation and impact of significant risks and uncertainties, and key estimates and judgments of management that may be material to financial reporting;

c) reviewing with management and the external auditors regarding significant financial reporting issues discussed during the fiscal period and the method of resolution;

d) reviewing audited annual financial statements, in conjunction with the report of the external auditors, and obtain an explanation from management of all significant variances between comparative reporting periods;

e) reviewing interim unaudited financial statements before release to the public;

f) reviewing all public disclosure documents containing audited or unaudited financial information before release, including any prospectus, the annual information form and management's discussion and analysis;

g) reviewing the evaluation of internal controls by the external auditors, together with management's response;

h) reviewing the terms of reference of the internal auditor, if any;

i) reviewing the reports issued by the internal auditor, if any, and management's response and subsequent follow up to any identified weaknesses; and

j) reviewing the appointments of the chief financial officer and any key financial executives involved in the financial reporting process, as applicable.

3. The Committee shall ensure that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements, and shall periodically assess the adequacy of those procedures.

4. When there is to be a change of auditors, the Committee shall review all issues related to the change, including the information to be included in the notice of change of auditors and the planned steps for an orderly transition.

5. The Committee shall review all reportable events, including disagreements, unresolved issues and consultations, on a routine basis, whether or not there is to be a change of auditors.

6. The Committee shall, as applicable, establish procedures for:

a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and

b) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

7. As applicable, the Committee shall establish, periodically review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation.

8. The responsibilities outlined in this Charter are not intended to be exhaustive. The Committee should consider any additional areas which may require oversight when discharging their responsibilities.

9. The Committee shall review and reassess the adequacy of the Committee's Charter on an annual basis.

SCHEDULE "B"

ALTAI RESOURCES INC.

2550 Victoria Park Avenue, Suite 738, Toronto, Ontario, Canada, M2J 5A9 • Telephone: (416) 383-1328
Fax: (416) 383-1686 • E-mail: info@altairesources.com • Internet: http://www.altairesources.com

December 17, 2009

NOTICE OF CHANGE OF AUDITOR

TO: SIEVERT & SAWRANTSCHUK LLP, CHARTERED ACCOUNTANTS
AND TO: FELDMAN & ASSOCIATES, LLP, CHARTERED ACCOUNTANTS

TAKE NOTICE THAT Sievert & Sawrantschuk LLP, the former auditor of Altai Resources Inc. (the "Company"), has received notice effective December 15, 2009 and Feldman & Associates LLP has been appointed successor auditor in its place.

TAKE FURTHER NOTICE THAT:

(a) The decision by the Company to change auditor was caused by the non-reappointment of Sievert & Sawrantschuk LLP, Chartered Accountants by the Shareholders of the Company at the Annual General Meeting of the Shareholders of Altai Resources Inc. held on June 22, 2009;
(b) The directors of the Company have accepted the notice given to Sievert & Sawrantschuk LLP, Chartered Accountants and approved the appointment of Feldman & Associates LLP, Chartered Accountants as the auditor of the Company in its place for the financial year ending December 31, 2009 and until the close of the next following annual meeting of the shareholders of the Company;
(c) There have been no reservations contained in the auditors reports on the audited annual financial statements of the Company for the two (2) fiscal years ended December 31, 2008 and 2007; and
(d) In the opinion of the Company no reportable events have occurred.

DATED at Toronto, Ontario this 17th day December, 2009.

ALTAI RESOURCES INC.
"Niyazi Kacira"
Niyazi Kacira
President

SIEVERT & SAWRANTSCHUK LLP
CHARTERED ACCOUNTANTS

43 Colborne Street, PH
Toronto, Ontario M5E 1E3
Tel: (416) 979-7444 Fax: (416) 979-8132
e-mail: sievertca@baxter.net
www.sievert.cu.ca

December 17, 2009

Ontario Securities Commission
Autorité des marché financiers
British Columbia Securities Commission
Alberta Securities Commission
TSX Venture Exchange

Dear Sirs:

Re: Notice of Change of Auditor of Altai Resources Inc.

Pursuant to National Instrument 51-102 (part 4.11), we have read the above-noted Change of Auditor Notice dated December 17, 2009 and based on our knowledge of the information at that time we agree with the information contained in the Notice.

Yours very truly,



Sievert & Sawrantschuk LLP
Chartered Accountants
Licensed Public Accountants

FELDMAN & ASSOCIATES, LLP
CHARTERED ACCOUNTANTS
LICENSED PUBLIC ACCOUNTANTS

1131A Leslie Street | Suite 201
Toronto | Ontario | M3C 3L8
tel 416 924 4900
fax 416 924 9377

December 18, 2009

Ontario Securities Commission
Autorité des marché financiers
British Columbia Securities Commission
Alberta Securities Commission
TSX Venture Exchange

Altai Resources Inc. - Change of Auditor Notice Dated December 17, 2009

Dear Sirs:

Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice and confirm our agreement with the information contained in the Notice.

Sincerely

FELDMAN & ASSOCIATES, LLP



Chartered Accountants
Licensed Public Accountants

ALTAI RESOURCES INC.

CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31, 2009 AND 2008 (AUDITED)

	2009	2008 (Restated)
ASSETS		
Current		
Cash and cash equivalents	$ 3,822,375	$ 5,635,283
Marketable securities	1,440,910	114,290
Amounts receivable	76,696	9,144
Prepaid expenses	2,847	5,695
	5,342,828	5,764,412
Note receivable	1	1
Investment in subsidiaries	2	2
Interests in mining properties	860,114	851,715
Natural gas interests	31,862,869	31,352,176
Technology project	1	1
Capital assets	14,505	19,727
	$38,080,320	$37,988,034
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 32,207	$ 57,918
Current portion of consulting charge payable	–	35,100
	32,207	93,018
Future tax liability	7,448,211	7,448,211
	7,480,418	7,541,229
Related party transactions		
Commitments		
SHAREHOLDERS' EQUITY		
Share capital	35,678,910	35,768,839
Share purchase warrants	1,407,000	1,287,000
Contributed surplus	863,210	861,310
Deficit	(7,459,098)	(7,417,942)
Accumulated other comprehensive income (loss)	109,880	(52,402)
	30,599,902	30,446,805
	$38,080,320	$37,988,034

CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE INCOME (LOSS) AND DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008 (AUDITED)

	2009	2008 (Restated)
CONSOLIDATED OPERATIONS		
Revenue		
Investment and miscellaneous income	$ 57,455	$ 152,860
	57,455	152,860
Expenses		
Administrative expenses	75,273	47,738
Write down investment in subsidiaries	–	556,468
Provision for doubtful note receivable	–	546,902
Stock-based compensation cost	17,900	640,400
Amortization	5,438	1,882
	98,611	1,793,390
Net loss before income taxes	(41,156)	(1,640,530)
Income taxes	–	54,873
Net loss	(41,156)	(1,585,657)
Other comprehensive loss (net of taxes) Increase (decrease) in fair value of available for sale investments (net 2008 – 26,776; 2008 – ($24,150))	135,506	(120,030)
Comprehensive income (loss)	$ 94,350	$(1,705,687)
Net loss per share – basic and fully diluted	$ (0.00)	$ (0.04)
CONSOLIDATED DEFICIT		
Balance, beginning of year	$(7,417,942)	$(5,832,285)
Net loss	(41,156)	(1,585,657)
Balance, end of year	$(7,459,098)	$(7,417,942)

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008 (AUDITED)

	2009	2008 (Restated)
Operating activities		
Net loss	$ (41,156)	$(1,585,657)
Items not affecting cash		
Stock-based compensation	17,900	640,400
Write down investment in subsidiaries	–	556,468
Provision for doubtful loan receivable	–	546,902
Option income received in marketable securities	–	(55,000)
Abandonment and write offs	–	400
Amortization	5,438	1,882
Future income tax recoverable	–	(54,873)
	(17,818)	50,522
Changes in non-cash working capital balances:		
Amounts receivable	(67,552)	(4,244)
Prepaid expenses	2,848	(5,695)
Accounts payable and accrued liabilities	(25,711)	25,603
Consulting payable	(35,100)	(35,100)
	(143,333)	31,086
Investing activities		
Interests in mining properties	–	72,500
Deferred exploration expenditures	(8,399)	(656)
Natural gas interests	(510,693)	(605,349)
Purchase of marketable securities	(1,164,338)	–
Purchase of capital assets	(216)	(21,467)
Increase in loan receivable	–	(272,982)
Investment in subsidiaries	–	(2,595)
	(1,683,646)	(830,549)
Financing activities		
Issue of shares	15,000	5,941,380
Shares issue costs	(929)	(73,727)
	14,071	5,867,653
Increase (decrease) in cash and cash equivalents	(1,812,908)	5,068,190
Cash and cash equivalents, beginning of year	5,635,283	567,093
Cash and cash equivalents, end of year	$ 3,822,375	$ 5,635,283

ALTAI RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)

FOR THE YEAR ENDED DECEMBER 31, 2009 **Dated 23 April, 2010**

The selected consolidated financial information set out below and certain comments which follow are based on and derived from the audited consolidated financial statements of Altai Resources Inc. (the "Company" or "Altai") for the years ended December 31, 2009 and 2008 and should be read in conjunction with them.

Additional information relating to the Company is available on SEDAR at www.sedar.com and on Altai's website at www.altairesources.com.

FORWARD LOOKING STATEMENTS

This discussion includes forward-looking statements and assumptions respecting the Company's strategies, future operations, commodity prices and discusses certain issues, risks and uncertainties that can be expected to impact on any of such matters.

By their nature, forward-looking statements are subject to numerous risks and uncertainties that can significantly affect future results. Actual future results may differ materially from those assumed or described in such forward-looking statements as a result of the impact of issues, risks and uncertainties whether described herein or not, which the Company may not be able to control. The reader is therefore cautioned not to place undue reliance on such forward-looking statements.

The Company disclaims any intention or obligation to update or revise these forward-looking statements, as a result of new information, future events or otherwise.

OVERVIEW

The Company is a junior natural resource exploration company with its properties in Canada and the Philippines and at the present time does not have a producing natural resource property.

1) Altai's properties in Canada, all in the Quebec Province as following, were maintained in good standing as at December 31, 2009 and to date:–

a) the 50% owned Malartic gold property (named "Blackcliff gold property" by property joint-venture partner) of 3 claims of 120 hectares (300 acres), in the Val d'Or area of Quebec,
b) the **100% owned Sorel-Trois Rivieres natural gas property, St. Lawrence Lowlands,** of **7** (at December 31, 2009 there were 14 permits covering the same area) **oil and gas and reservoir permits of 114,344 Ha (282,544 acres)** (excluding the permit of 13,290 Ha (32,840 acres) in which Talisman Energy Canada has 100% working interest and Altai has 15% gross royalty), and
c) the 100% owned Sept-Iles gas property, Sept-Iles, of 24,042 hectares (59,408 acres).

2) Malartic gold property, Quebec

a) The Malartic gold property was optioned to C2C Gold Corporation Inc. ("C2C" and name changed to Key Gold Holding Inc. in March 2010) effective September 2007. All cash, shares and royalties to be received under the terms of the option agreement were shared equally by the Company and Globex Mining Enterprises Inc. (jointly the Optionors"). To December 31, 2008, C2C had paid the Optionors $175,000 cash and 600,000 C2C shares.

In late October 2009, the Agreement was terminated by the Optionors due to C2C's failure to fulfil its obligations per the Agreement. C2C did not earn any interest in the property.

In 2008, C2C drilled 4,055 meters at the near surface extension of the No. 2 gold vein zone of the property (where a historical non NI 43-101 compliant resource of 222,433 tonnes grading 7.06 g/t Au was reported in 1988) and reported that numerous shallow mineralized intersections of significant grade and/or thickness were encountered.

3) Sorel-Trois Rivieres natural gas property, St. Lawrence Lowlands, Quebec

a) Altai owns 100% of the Sorel-Trois Rivieres natural gas property ("Property") of 7 oil and gas and reservoir permits of 114,344 Ha (282,544 acres) and 15% gross royalty in the permit of 13,290 Ha (32,840 acres) in which Talisman Energy Canada ("Talisman") has 100% working interest ("Talisman Permit") and which is contiguous to the Altai permits.

Altai's 100% owned property is the largest uncommitted (not farmed-out) contiguous land block of 282,544 acres (among the junior public companies) in the St. Lawrence Lowlands Utica Shale Gas Fairway. Including the 15% gross royalty in the Talisman Permit, the Company holds varying interests in a land package consisting of **315,380 acres located about 5 km west of the Forest Oil Corporation discovery wells in the St. Lawrence Lowlands.**

(i) In April 2008 Forest Oil announced a gas discovery in Utica Shales (Ordovician age) five kilometers east of the Altai Permits. The discovery generated significant market and industry interest in the gas potential of St. Lawrence Lowlands. The initial enthusiasm diminished somewhat due to decrease in natural gas prices.

St. Lawrence Lowlands is an emerging major gas play aggregating to approximately 1.5 million acres. In the last four years about 25 wells were drilled in the play all with gas discoveries. Utica shales (about 150 meters or thicker) and overlying Lorraine shales-siltstones (500 to 2,000 meters) contain gas and both formations are amenable to fracture stimulation for enhanced gas flow. Approximately 220,000 acres of Altai lands are in Tier 2 area (west of Yamaska Fault) where the depth to Utica is less than 1,000 meters. The remainder (60,000 acres) are in Tier 1 area where Utica is at a depth of 1,100 to 1,500 meters. Forest Oil, which controls the lands adjacent to Altai lands to the east, north and south, estimates (in 2008) that recoverable gas potential of the Utica Formation in its land is 93 billion cubic feet (Bcf) per section (640 acres). Talisman (in 2008) puts the recoverable gas potential of Utica at 25 to 160 Bcf per section and that of Lorraine at 50 to 190 Bcf per section.

Gas in St. Lawrence Lowlands enjoys price advantage for producers compared to Western Canadian gas due to its proximity to user markets in Quebec and Eastern United States. To date there is no producing module in the Lowlands, hence precise economics of this emerging gas play are not known.

(ii) A carbonate gas target has been delineated. The target is a NE trending fault zone 34 kilometers long averaging one kilometer in width, all on land. The zone appears as a depression (a graben) at the top of Trenton formation of Ordovician age. The depression is interpreted by Paul Laroche, P.Eng., Consultant, to have been caused by hydrothermal dolomitization of fractured limestones (hydrothermal dolomite reservoir facies). Targets in similar geological setting along former shoreline of Cambro-Ordovician craton have produced large quantities of gas and oil in Ohio, Michigan, New York State, West Virginia and elsewhere in the Appalachians. Such targets are long and narrow. In 2006 Talisman Energy Canada drilled one well in one Altai permit aimed at the collapse zone at the top of Trenton-Black River. No gas was found at the target but "good gas shows" were present in the stratigraphically higher Utica Shales. In addition to the Trenton formation, the stratigraphically lower Chazy, Beekmantown and Potsdam formations have gas showings elsewhere in the Appalachians. Altai's deep gas target (the depression) may extend for another 20 kilometers to the SW, all in Altai's permits.

Altai's land package is adjacent and central to the properties of Gastem Inc., Questerre Energy Corporation and Junex Inc most of which are optioned either to Forest Oil or Talisman Energy.

(iv) Development of a gas storage site or sale of storage rights is also one of the important aims of the Sorel-Trois Rivieres property for Altai.

In 2009 the Company completed an additional seismic survey mostly in the eastern part of Permits 2009PG537 and 2009PG538. The survey results were interpreted by Paul Laroche, P. Eng. and P. Geologist, consultant to the Company who was also in charge of the quality control during the field survey. He concluded that **60,000 acres of the survey area are in Tier 1 area east of Yamaska Fault**, hence in the "Utica Fairway". He estimated the depth to Utica varying from 1,150 meters to about 1,500 meters and its thickness at 195 to 220 meters. The overlying lower Lorraine Shales, 180 meters in thickness, are considered by the consultant, to be prospective for gas.

This seismic survey together with seismic surveys carried out earlier by the Company are adequate for the planning of a first phase drilling program of at least two wells, one in each of Tier 1 and Tier 2 areas.

4) Sept-Iles Gas Property, Sept-Iles, Quebec North

(1) Altai owns 100% interest in a gas permit of 24,042 hectares (59,408 acres) ("Property") at Sept-Iles, Quebec North which is approximately 750 km north-east of the Company's Sorel-Trois Rivieres gas property.

The Property covers a gas well drilled in 1970 that encountered gas in recent sediments at a depth of 270 feet (90 meters) and was plugged and abandoned. As the underlying rocks are part of the Canadian Shield, the gas is probably seepage gas from Paleozoic Sediments under the St. Lawrence estuary.

(2) The 2008 Farmin Option Agreement ("Agreement") with RJK Explorations Ltd. ("RJK") on the Property was terminated by RJK in May 2009 with RJK failing to fulfill all its obligations per Agreement and not earning any interest in the Property.

(3) In June-July 2009, Altai completed a resistivity survey over the area of previous gas discovery. The resistivity survey was aimed at mapping the extent, if any, of the gas bearing strata. The gas in recent unconsolidated sediments are in sands and gravels with clay cover. The resistivity survey suggests that in the area of gas showing the clay layer directly overlies the Precambrian basement, hence the gas potential of the property is thought to be low. No work has been planned for the near future.

5) Altai Philippines Mining Corporation ("Altai Philippines")

The Company has a 40% equity interest in Altai Philippines Mining Corporation ("Altai Philippines") and has a direct 10% Net Smelter Return (NSR) royalty interest in all properties in which Altai Philippines has an interest. Alternatively, the Company may elect to give up its 10% NSR interest in return for building and owning 80% of the ore processing facilities; in such event, the Company will buy the ore from Altai Philippines by paying a royalty equal to 10% of the direct mining costs of the ore delivered to the processing facilities. Altai Philippines will subsequently have 20% ownership of the processing plant.

In the event that properties are joint-ventured, leased or sold to a third party interest(s), 60% of residual proceeds will accrue to the Company until it recovers its expenditures and outlays and 40% to Altai Philippines. After recovery of the Company's expenditures, proceeds will be shared equally.

The properties of Altai Philippines are Sibuyan Island lateritic nickel-cobalt property, Negros Island sulfur property and Lahuy Island gold property.

i) In November 2004, Altai Philippines entered into an option agreement with a consortium headed by Sunshine Gold Pty Ltd ("Sunshine") of Australia on Altai Philippines' nickel laterite property on Sibuyan Island ("Sibuyan property"). Under the option agreement, Sunshine would

have ninety days from the date of Altai Philippines obtaining approval of the Mineral Production Sharing Agreement (MPSA) application for the property to exercise the option to purchase the Sibuyan property for C$1.3 million. Sunshine was to fund the expenses for the MPSA application. As at December 31, 2009 and to date, the transaction has not yet been closed.

ii) In June 2008, Altai Philippines entered into an agreement to grant an option to buy its Negros Island sulphur property to a private Philippine company (the "Optionee") for US$1,500,000 payable in three instalments over a maximum of 6 years (US$500,000 every two years or less) subject to certain approvals of the Philippine Government. As at December 31, 2009 and to date, no instalment payment has been made by the Optionee.

Though there are outstanding sale option agreements on two of the three properties of Altai Philippines, there is uncertainty in the timing of the transaction closings, if any. Therefore at end of 2008 the Company wrote down its investment in and its note receivable from Altai Philippines to $1 each.

ADOPTION OF NEW ACCOUNTING POLICIES

(a) **Credit risk**

In January 2009, the CICA's Emerging Issues Committee concluded that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. The application of incorporating credit risk into the fair value should result in entities re-measuring the financial assets and financial liabilities as at the beginning of the period of adoption. This abstract should be applied retrospectively without restatement of prior periods to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009. Retrospective application with restatement of prior periods is also permitted. The adoption of this standard did not impact the position or earnings of the Company.

(b) **Goodwill and intangible assets**

The CICA Handbook Section 3064, Goodwill and Intangible Assets, which clarifies that costs can be deferred only when they relate to an item that meets the definition of an asset. As a result, start-up costs must be expensed as incurred. CICA Handbook Section 1000, Financial Statement Concepts, was also amended to provide consistency with this new standard. The adoption of this standard did not impact the financial position or earnings of the Company.

(c) **Financial instruments - disclosures**

In June 2009, the Canadian Accounting Standards Board ("AcSB") issued the amendments to CICA Handbook Section 3862, Financial Instruments – Disclosures, which reflect the corresponding amendments made by the International Accounting Standards Board to IFRS 7, Financial Instruments: Disclosures, in March 2009.

The amendments require that all financial instruments measured at fair value be presented into one of the three hierarchy levels set forth below for disclosure purposes. Each level is based on the transparency of the inputs used to measure the fair value of assets and liabilities.

(i) Level 1: Inputs are unadjusted quoted prices of identical instruments in active markets.
(ii) Level 2: Valuation models which utilize predominately observable market inputs.
(iii) Level 3: Valuation models which utilize predominately non-observable market inputs.

The classification of a financial instrument in the hierarchy is based upon the lowest level of input that is significant to the measurement of fair value. The amendments to Section 3862 also require additional disclosure relating to the liquidity risk associated with financial instruments. The amendments improve disclosure of financial instruments specifically as it relates to fair value measurements and liquidity risk. The adoption of the amendments did not impact the Company's financial position or results of operations.

(d) **Mining exploration costs**

On March 27, 2009, the Emerging Issues Committee of the CICA issued an abstract EIC-174, "Mining Exploration Costs", which provides further guidance on the interpretation of capitalization of exploration costs related to mining properties in particular, and on impairment of long-lived assets in general. The adoption of this abstract by the Company had no impact on its financial statements.

OUTLOOK FOR 2010 AND BEYOND

In 2008, the Company raised $5.853 million mainly from private placements. These funds significantly boost the Company's general working capital even after the Company having paid the cash portion ($600,000) of the consideration in its 2008 acquisition of Petro St-Pierre Inc. for its minority interest in the Sorel-Trois Rivieres gas property.

Due to the low natural gas price, the share price of the Company remained relatively low throughout 2009. Recent positive results of various drilled wells at the St. Lawrence Lowlands Utica Shale Fairway have somewhat lifted the share price.

As major oil and gas companies are still affected by the slow economic recovery and relatively low natural gas price, they remain more reluctant to commit and take on new projects or joint ventures in yet to be proven gas plays. The recent purchases and joint ventures of major companies in the US plays, together with the increased well drilling, both vertical and horizontal wells, by Talisman and other players in the St. Lawrence Lowlands Utica Shale Gas Fairway have increased interest in the Quebec shale gas plays.

In 2009 the combination of the above two factors has slowed down the Company's plan in the development of the Sorel-Trois Rivieres gas property in the St. Lawrence Lowlands, Quebec. However we believe that in the long run, if and when (hopefully in the near future) oil and gas are proven in Quebec and in Altai's Property, our Property will be in a much more favourable position compared to projects in much more remote parts of North America due to its proximity to the Pipelines and the user markets, especially Quebec.

Preservation of the capital remains a priority of the Company. Yield on low risk short term papers remains very low due to the all time low interest rates throughout most parts of the world versus the much higher yield for the much more risky papers. Despite that, the Company prefers and continues to invest the greater part of its cash in secured short term papers which offer very low yields. In 2009 the interest income generated from this investment venue had been low.

Since July 2009 the Company has invested part of its cash in shares of Canadian major banks and relatively stable companies which are liquid and regularly pay dividends or interests. As such, the Company's marketable securities investment is liquid and reasonably safe. The income from these investments are higher than that of the secured short term papers.

The Company continually monitors the investment environment and the availability of low risk investment opportunities for its cash investment purpose.

Since Altai does not have any debt nor committed capital expenditures, has relatively low administration expenses and liquid investment, the Company will have no liquidity issues in the next few years.

In view of the economic conditions since late 2008, the Company has extended in March 2009, the warrant term by one year to May 4, 2010 for the 1,000,000 common share purchase warrants issued pursuant to the private placement of 2,000,000 common share units at $0.95 per unit closed on May 5, 2008 with warrant exercise price of $1.25 per common share and original one year warrant expiry date of May 4, 2009. All other terms and conditions of the warrants remain the same.

600,000 and 3,500,000 share purchase warrants with respective warrant exercise prices of $0.60 per common share and $0.65 per common share, all with expiry date of April 10, 2010, have expired without being exercised.

Over the next twelve months, the Company's efforts will remain focused on exploring and developing the Sorel-Trois Rivieres natural gas property in the St. Lawrence Lowlands, which has been significantly enhanced by Forest Oil's discovery referred to in their press release of April 1, 2008 and those of Talisman Energy Canada and other players in the Fairway. In order to accomplish this task, the Company will upgrade its management by hiring new personnel and adding further capabilities to its board. Altai intends to drill, frac and test at least two wells, one in each of Tier 1 and Tier 2 areas, over the next period. The Company will also carry out resistivity surveys in thick overburden area to the west of city of Trois Rivieres orientated to gas targets in recent sands and gravels. Such targets, similar to those found in Altai permits under the Lake St. Pierre to the south constitute excellent pic-shaving gas storage reservoirs similar to the adjacent Intragas facilities to the west.

The Company intends to raise funds for its Sorel-Trois Rivieres gas property exploration work through equity financing.

OFF-BALANCE SHEET TRANSACTIONS

The company does not have any off-balance sheet arrangements.

OVERALL PERFORMANCE AND RESULTS OF OPERATIONS FOR 2009

a) In 2009, the Company had a net loss of $41,156. Total expenses of $98,611 ($75,273 administrative expenses and $23,338 non-cash expenses) were partly offset by $57,455 investment and miscellaneous income.

b) The marketable securities held by Altai comprising shares of Canadian major banks and relatively stable companies denominated in Canadian currency are liquid. A small portion of the marketable securities are shares received by the Company pursuant to previous option agreements. The overall market value of the marketable securities has increased by approximately 10% over the total cost. All shares have been adjusted to their fair market values as at December 31, 2009.

RESTATEMENT OF CONSOLIDATED FINACIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008

The Company discovered an error relating to its consolidated financial statements for the year ended December 31, 2008. In those previously released consolidated financial statements, the Company had not properly recognized the following: (1) the future income tax liability related to its acquisition of Petro St-Pierre Inc. and (2) the Company incorrectly accounted for the tax effect of the change in the fair value of its available for sale investments as an income tax expense and a reduction to accumulated other comprehensive income (loss). These consolidated financial statements have been restated to give effect to the adjustment to the purchase price allocation and the related future income tax liability arising from this acquisition and the tax adjustment relating to the change in the fair value of its available for sale investments. The value attributed to the underlying natural gas interests and related exploration expenditures, on the allocation of the purchase price has been increased by $7,448,211 to reflect a future tax liability totaling $7,448,211. This non-cash adjustment has no impact on the net loss for the year ended December 31, 2008, the net cash flows or cash balances as previously reported. The tax adjustment relating to the change in the fair value of its available for sale investments decreased net loss and deficit by $24,150 and increased accumulated other comprehensive income by $24,150. All amounts included within these consolidated financial statements and accompanying notes have been adjusted to reflect this restatement.

The following is a summary of the effects of the aforementioned adjustments on the consolidated financial statements:

	As previously Reported December 31, 2008 (a) $	Adjustment $	As restated December 31, 2008 $
Natural gas interests	23,903,965	7,448,211	31,352,176

Future tax liabilities	–	7,448,211	7,448,211
Net loss	(1,609,807)	24,150	(1,585,657)
Deficit	(7,442,092)	24,150	(7,417,942)
Accumulated other comprehensive (loss)	(28,252)	(24,150)	(52,402)

(a) As previously disclosed in the December 31, 2008 financial statements filed with regulators in April 2009.

SELECTED ANNUAL INFORMATION

	December 31, 2009	Restated December 31, 2008	December 31, 2007
	$	$	$
Total revenue	57,455	152,860	25,642
Net income (loss)	(41,156).	(1,585,657)	48,092
Income (loss) per share (Basic and Diluted)	(0.00)	(0.04)	0.00
Total assets	38,080,320	37,988,034	4,505,982
Long term debt	Nil	Nil	35,100
Dividend paid	Nil	Nil	Nil
Weighted average number of shares outstanding			
Basic	49,498,484	39,602,138	28,856,554
Diluted (including share options and warrants)	55,301,224	43,767,329	31,063,554

SUMMARY OF QUARTERLY RESULTS

	Three Months Ended			
2009	December 31 $	September 30 $	June 30 $	March 31 $
Revenue	29,380	7,440	12,193	8,442
Net income (loss)	(16,864)	33,391	(28,473)	(29,210)
Net loss per share (Basic and Diluted*)	(0.00)*	0.00	(0.00)*	(0.00)*
Weighted average number of shares				
Basic	49,498,484	49,498,484	49,498,48 4	49,498,48 4
Diluted (including share options and warrants)	55,301,224	55,301,224	55,301,22 4	55,401,22 4

	Three Months Ended			
2008 (Restated)	December 31 $	September 30 $	June 30 $	March 31 $
Revenue	87,078	36,512	24,711	4,559
Net loss	(502,461)	(97,005)	(974,887)	(11,304)
Net loss per share (Basic and Diluted*)	(0.01)*	(0.00)*	(0.03)*	(0.00)*
Weighted average number of shares				
Basic	39,602,138	37,697,767	37,697,76 7	28,856,55 4
Diluted (including share options and warrants)	43,767,329	41,862,958	41,852,79 4	31,053,55 4

* Due to the loss in all quarters of 2008 and in the first, second and fourth quarters of 2009, the diluted weighted average number of shares used to calculate the diluted net loss per share in the respective periods is the same as the basic weighted average number of shares as the inclusion of outstanding share options and warrants would be anti-dilutive.

LIQUIDITY AND CAPITAL RESOURCES

The Company has a 5 year office lease starting from July 1, 2008. The basic rent per month is $1,218 and the 2009 additional rent per month was approximately $1,621 to April 30, 2009 and $1,487 effective May 1, 2009. The lease includes a 12 months Rent Free Period spread over the first three years of the lease.

RELATED PARTY TRANSACTIONS

a) Consulting services were provided by two officers. Fees for such services amounted to $78,000 (2008 – $48,000). These fees have been allocated to administrative expenses ($3,245) and resource properties ($74,755).

b) The fifth (final) instalment ($35,100) of the $175,500 consulting charge payable in 5 equal annual instalments to an officer of the Company per agreement signed in 2004, had been paid in the first quarter of 2009.

PRESENTATION OF ANNUAL FINANCIAL STATEMENTS AND MD&A

Management, including the President and the Secretary-Treasurer, have reviewed the annual financial statements and annual MD&A (the "annual filings") for the financial year ended December 31, 2009.

Based on the knowledge of the President and the Secretary-Treasurer, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

Based on the knowledge of the President and the Secretary-Treasurer, having exercised reasonable diligence, the annual financial statements together with other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented in the annual filings.

OUTSTANDING SHARES

As of April 23, 2010, the Company's share capital is as following:

	Basic	Weighted average
Issued and outstanding common shares	49,513,552	49,513,552
Stock options	1,220,000	1,148,765
Warrants	1,000,000	1,000,000
Common shares fully diluted	51,733,552	51,662,317

ATMD&A09

ALTAI RESOURCES INC.
2550 Victoria Park Avenue, Suite 738, Toronto, Ontario, Canada M2J 5A9 Tel: (416) 383-1328
Fax: (416) 383-1686 Email: info@altairesources.com Website: http://www.altairesources.com

FINANCIAL STATEMENTS REQUEST – 2010

To Registered and Beneficial Shareholders

Rather than receiving annual and interim financial statements and the related Management's Discussion and Analysis (MD&A) by mail, shareholders may choose to access these reports at www.altairesources.com. Under securities regulations, holders may elect annually to receive annual and/or interim financial statements by mail by completing and returning this form to the address noted below.

If you do not mark the box(es) below and do not return this form completed to the address noted below by mail or by fax to (416) 383-1686, then it will be deemed that you DO NOT want to receive the financial statements. *If you wish to receive electronic notification of the availability and/or release of financial statements material information, please read and sign the consent below and provide your email address below.

SHAREHOLDER NAME: ______________________________ (Please print)
ADDRESS: ______________________________
____
PROVINCE/STATE : ______________ POSTAL/ZIP CODE : ______________ COUNTRY : ______________
TELEPHONE : ______________________ FAX : ______________________
EMAIL*: ______________________________

DATE : ______________________ SIGNATURE : ______________________

1) Mark this box if you would like to receive Interim Financial Statements and related MD&A by mail. ☐
2) Mark this box if you would like to receive Annual Financial Statements and related MD&A by mail. ☐
3) Mark the appropriate box(es) if you wish to receive electronic notification of the availability and/or release of financial statements material information after reading and signing the following consent and providing your email address above.

   Interim Financial Statements and related MD&A ☐ Annual Financial Statements and related MD&A ☐

Please return to:

ALTAI RESOURCES INC.

2550 Victoria Park Avenue, Suite 738, Toronto, Ontario, Canada, M2J 5A9

CONSENT FORM

1. I acknowledge that access to both Internet Email and The World Wide Web is required in order to access documents electronically. I will receive, by email, notification of the availability of a document in electronic format. The notification email will not contain the actual document. The notification email will contain a web address (or hyperlink) where the document can be found. By entering this address into my web browser, I can view, download, and print the document from my computer.

2. I acknowledge documents distributed electronically will be distributed in Adobe's Portable Document Format (PDF). The Adobe Acrobat Reader software is required to view documents in PDF format.

3. I acknowledge that I may receive at no cost from the deliverer(s) a paper copy of any financial statements document delivered electronically if I contact the deliverer by telephone (416-383-1328), by fax (416-383-1686), by email (info@altairesources.com) or regular mail (Altai Resources Inc., 2550 Victoria Park Avenue, Suite 738, Toronto, Ontario, Canada M2J 5A9).

4. For Altai Resources Inc., the financial statements documents will be maintained for a minimum of 6 months from the date of posting to the web site.

5. I understand that I will be provided with a paper copy of the financial statements document intended to be delivered electronically, if electronic delivery fails.

6. I understand that my consent may be revoked or changed, including any change in electronic mail address to which financial statements documents are delivered, at any time by notifying the deliverer of such revised or revoked consent by telephone (416-383-1328), by fax (416-383-1686), by email (info@altairesources.com) or regular mail (Altai Resources Inc., 2550 Victoria Park Avenue, Suite 738, Toronto, Ontario, Canada M2J 5A9).

7. I understand that I am not required to consent to electronic delivery.

I have read and understand this "Consent to Electronic Delivery of Documents" form and consent to the electronic delivery of the documents listed above that the deliverer elects to deliver to me electronically, all in accordance with my instructions above.

____
SIGNATURE OF SHAREHOLDER

SEC RULE 12g3-2(b) EXEMPTION NO. 82-2950

ALTAI RESOURCES INC.
2550 Victoria Park Avenue,
Suite 738, Toronto, Ontario
Canada, M2J 5A9

Printed on FSC Certified Paper
Imprimé sur papier certifié FSC


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SEC RULE 12g3-2(b) EXEMPTION NO. 82-2950

ALTAI RESOURCES INC.

2550 Victoria Park Avenue, Suite 738, Toronto, Ontario, Canada M2J 5A9
Tel: (416) 383-1328 Fax: (416) 383-1686 Email: info@altairesources.com
Website: http://www.altairesources.com

PROXY

SOLICITED BY THE MANAGEMENT OF THE CORPORATION FOR USE AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS - JUNE 21, 2010

The undersigned shareholder of **ALTAI RESOURCES INC.** (the "Corporation"), hereby appoints Niyazi Kacira, President and CEO of the Corporation, failing him, Maria Au, Secretary-Treasurer of the Corporation, or instead of the foregoing ______________________________, as nominee of the undersigned to attend and act for and on behalf of the undersigned at the Annual General Meeting of the Shareholders of the Corporation to be held on June 21, 2010 at 4:30 p.m. and at any adjournment or adjournments thereof, to the same extent and with the same power as if the undersigned was personally present at the said meeting or such adjournment or adjournments thereof, and without limiting the generality of the power hereby conferred, the nominees designated above are directed to vote for or withhold from voting, the shares registered in the name of the undersigned as specified below.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHTLIGHTED TEXT BESIDE THE BOXES.

1. Election of directors

The nominees proposed by Management are: Niyazi Kacira, K. Sethu Raman, Rejean Paul, Didier Pomerleau and Marc-Andre Lavoie.

FOR ☐ **WITHHOLD** ☐

Vote FOR or WITHHOLD for all nominees proposed by Management

2. Change of auditors for the financial year ended December 31, 2009 from Sievert & Sawrantschuk LLP to Feldman & Associates, LLP and the authorization of the directors to fix the remuneration of the successor auditors.

FOR ☐ **WITHHOLD** ☐

3. Appointment of Feldman & Associates, LLP as auditors of the Corporation for the year ending December 31, 2010 and the authorization of the directors to fix the remuneration of the auditors.

FOR ☐ **WITHHOLD** ☐

If any amendments or variations to the matters identified in the notice of meeting are proposed at the meeting or any adjournment or adjournments thereof or if any other matters which are not now known to management should properly come before the meeting or any adjournment or adjournments thereof, this proxy confers discretionary authority on the person voting the proxy to vote on such amendments or variations or such other matters in accordance with the best judgment of such person.

This proxy is solicited by the management of the Corporation. A shareholder has the right to appoint a person to represent him and to attend and act for him on his behalf at the meeting other than the nominees designated above and may exercise such right by striking out the printed names and inserting the name of his nominee in the blank space provided above for that purpose.

This proxy revokes and supersedes all proxies of earlier date.

______________________________ ______________
SIGNATURE OF SHAREHOLDER DATE

NAME OF SHAREHOLDER ______________________________ (Please print)

NOTES:

1. This proxy form must be signed and dated by the shareholder or his attorney authorized, under its seal or by any officer or attorney thereof duly authorized. If the proxy form is not dated in the space provided it is deemed to bear the date on which it is mailed by the management of the Corporation.
2. ***In the event that no specification has been made with respect to voting for or withholding from voting in the matters identified in this proxy, the proxy nominees are instructed to vote for such matters for the shares represented by this proxy.***
3. This proxy to be effective must be deposited at Altai Resources Inc., 2550 Victoria Park Avenue, Suite 738, Toronto, Ontario, Canada M2J 5A9 not less than one business day proceding the day of the meeting or any adjournment thereof at which such proxy is to be used.